# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: JBDI Holdings Ltd, CIK 0001964314
CUSIP: G50883100
Title of class of securities: Ordinary Shares, par value $0.0005
Address of issuer's principal executive offices: 34 Gul Crescent, SINGAPORE, Singapore (U0), 629538
Date of event which requires filing of this statement: 08/06/2024
Filed by CIK 0002141384
Persons authorized to receive notices and communications: Lim Tze Chong, Patrick, 34 Gul Crescent, Singapore, Singapore (U0), 629538, 65 6861 4150

## Reporting persons
- Lim Tze Chong, Patrick (CIK 0002141384): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 2,497,148; shared voting power 0; sole dispositive power 2,497,148; shared dispositive power 0; aggregate amount beneficially owned 2,497,148 (12.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0005
Name of issuer: JBDI Holdings Ltd
Address of issuer's principal executive offices: 34 Gul Crescent, SINGAPORE, Singapore (U0), 629538

## Item 2. Identity and Background
Name of person filing: Lim Tze Chong, Patrick
Residence or business address: 34 Gul Crescent, Singapore, Singapore 629538
Present principal occupation or employment: Operations Director
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: U0

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired the Ordinary Shares on May 30, 2023 from the Issuer in exchange for shares of another entity in a corporate reorganization and pursuant to 2:1 forward stock split effective February 7, 2024.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the 2,497,148 Ordinary Shares of the Issuer pursuant to the reorganization and forward stock split described in Item 3, above. The Reporting Person does not have any plans or proposals that relate to items (a) through (j) above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 2,497,148 which represents 12.62% equity holdings. The 2,497,148 Ordinary Shares will be reduced to 1,248,574 shares in accordance with a reverse split expected to be effective approximately June 29, 2026. Equity ownership percentage will remain the same after the reverse split.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power over 2,497,148 Ordinary Shares, which represents 12.62% of the outstanding Ordinary Shares of the Issuer. The 2,497,148 Ordinary Shares will be reduced to 1,248,574 shares in accordance with a 1:2 reverse split expected to be effective on or about June 29, 2026. Equity ownership percentage will remain the same after the reverse split.
Transactions in the class effected during the past sixty days: There were no transactions in the class of securities reported that were effected during the past 60 days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Lim Tze Chong, Patrick: /s/ Lim Tze Chong, Patrick, Operations Director (07/29/2026)